Exhibit 1.02

Conflict Minerals Report of The Kroger Co.

 For the calendar-year reporting period ended December 31, 2013

This is the Conflict Minerals Report of The Kroger Co. (“Kroger” “We” or the “Company”) for calendar year 2013 in accordance with Section 13(p) of  the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Rule 13p-1 and Form SD thereunder. Please refer to the text of Section 13(p), Rule 13p-1, Form SD and the release of the SEC adopting Rule 13p-1 and Form SD,  SEC Release No. 34-67716, for definitions of the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, Kroger undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in products manufactured by it or that it contracts with others to manufacture. As a company that contracts with others to manufacture products containing conflict minerals, Kroger is several levels removed from the actual mining of conflict minerals. Kroger does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.   We undertook a review of the private label products (“Covered Products”) contracted by us to be manufactured by non-affiliated third parties during the reporting period that might or do contain one or more “conflict minerals.”  These Covered Products are jewelry, certain home decorative items, and outdoor furniture.  We further assumed that those conflict minerals are or may be necessary to the functionality or production of these products.

In conducting its due diligence, the investigative procedures we followed were designed to implement the internationally recognized framework for supply chain due diligence adopted by the Organisation for Economic Co-Operation and Development, in the form of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

In accordance with SEC rules, we undertook good faith efforts to determine if any of the private-label product contracted by us to be manufactured contained conflict minerals necessary to the functionality or production of the product that may have originated from the Democratic Republic of the Congo or an adjoining country.  Given the complexity of our supply chain, we necessarily have to rely on our director suppliers for information regarding the origination of conflict minerals.  Kroger’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. Kroger’s due diligence measures included:

•                  Identifying relevant suppliers, which are those that provided products that contained metallic components that may contain tin, tungsten, tantalum or gold.

•                  Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the country or countries of origin of any conflict mineral, as well as any  smelters and refiners that processed such minerals, to the extent the smelter or refiner information was provided.

•                  Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities that have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter Program (“CFSP”) for tantalum, tin, tungsten and gold.

Based on the information provided by relevant suppliers, as discussed above, in the applicable period, the Covered Products that may contain gold or tin are indoor tabletop décor and jewelry; and those Covered Products that may contain tungsten are outdoor yard décor items.

Set forth below is the list of CFSP certified conflict free smelters and refiners identified by our jewelry supply chain thus far and their country of origin:

Product Description	Metal	Smelter or Refinery Facility Name	Country
Jewelry	Gold	Heraeus Ltd Hong Kong	Hong Kong
Jewelry	Gold	Rand Refinery (Pty) Ltd	South Africa
Jewelry	Gold	Western Australian Mint Trading as The Perth Mint	Australia
Jewelry	Gold	Valcambi SA	Switzerland
Jewelry	Gold	Argor-Heraeus SA	Switzerland
Jewelry	Gold	Istanbul Gold Refinery	Turkey
Jewelry	Gold	United Precious Metal Refining, Inc.	United States
Jewelry	Tin	United Precious Metal Refining, Inc.	United States
Jewelry	Gold	Ohio Precious Metals LLC	United States
Jewelry	Gold	Metalor USA Refining Corporation	United States
Jewelry	Gold	Metalor Technologies SA	Switzerland
Jewelry	Gold	Johnson Matthey	United States
Jewelry	Tin	Malaysia Smelting Corporation	Malaysia

In the next compliance period, Kroger intends to implement steps to improve the information gathered from its suppliers through the reasonable country of origin and due diligence processes to further mitigate the risk that its necessary conflict minerals do not benefit or finance armed groups in any of the Covered Countries. These steps include, but are not limited to:

•                  Continuing to work with our suppliers to improve response rates;

•                  Continuing to work with our suppliers to improve the response rate of suppliers’ smelters surveys;

•                  Contacting smelters and refiners identified as a result of the supply-chain survey and requesting their participation in a program such as the CFSP to obtain a “conflict free” designation if such facilities do not appear on the EICC/GeSI or other industry organizations’ lists of conflict-free smelters or refiners (e.g., the London Bullion Market Association, the Responsible Jewelry Council, etc.);

•                  Continuing to improve our internal management systems with regards to conflict minerals due diligence; and

•                  Adopting a Conflict Minerals Policy and instituting employee compliance training.